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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of **March and April 2007**

Commission File Number: **0-30150**

BUFFALO GOLD LTD.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not

required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No.	**Document**
1	News Release dated March 23, 2007
2	News Release dated April 5, 2007
3	Material Change Report dated April 5, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: April 5, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD EXCOURAGED BY RECENT POLITICAL DEVELOPMENTS IN QUEENSLAND, AUSTRALIA
Queensland's Premier Beattie Does a U-Turn on Uranium Mining

Vancouver, B.C., March 23rd, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that the Labor party in Queensland appears to be doing a U-turn on its long-standing ban on new Uranium mines. Premier Peter Beattie confirmed the change of heart after a government-commissioned report from the Sustainable Minerals Institute at the University of Queensland showed Uranium mining would not threaten the state's multi-billion dollar coal industry. Queensland is rich in Uranium with an estimated $3.2 billion in deposits.

Management of Buffalo is encouraged by this recent development as two of the four Uranium projects, the North Maureen and the Juntala, are located in known prolific Uranium producing areas of Queensland. The North Maureen Project, which consists of 4,400 square km and 100% Buffalo owned, is adjacent to the Maureen Deposit (6.5 million lbs) and shows very similar magnetics along with an abundant uranium occurrence in outcrop which bode well for discovery under cover. The Juntala Uranium project, south of the Maureen Deposit, consists of 700 square km of high amplitude radiometric anomalies. Targets for both projects are sandstone and large intrusive related deposits over a large area containing radiometric anomalies.

Both properties were vended in 100% by GoldFx in early 2006 with the foresight that the Uranium ban would indeed be lifted as the global demand for energy increased. **Proposed work program or some more info on properties would be helplful….**

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for Buffalo Projects and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ACCURACY OF THIS PRESS RELEASE



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca


Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K


BUFFALO GOLD MAKES STRATEGIC INVESTMENT IN UPCOMING GOLD PRODUCER KINBAURI GOLD

Vancouver, B.C., April 5, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that it is expanding its gold assets through a strategic CAD$5,500,000 investment in **Kinbauri Gold Corp. (TSX-V: KNB)**. Kinbauri is using the proceeds of the brokered private placement to complete the purchase of the El Valle and Carles gold mines, the El Valle mill, auxiliary facilities, and two further exploration properties in northern Spain, from Rio Narcea Gold Mines S.L. ("Rio Narcea").

Under the terms of the private placement, Buffalo will acquire 11,000,000 subscription receipts convertible into Units of Kinbauri at a purchase price of CAD$0.50. Each Unit will be comprised of one common share and one-half common share purchase warrant exercisable for eighteen months at a price of CAD$0.70. The total offering by Kinbauri is up to CAD$13,500,000 and if closed in full will result in Buffalo holding approximately 28% of the company.   The securities are subject to a four month hold from the closing date of the offering.

Upon approval of the offering from the TSX Venture Exchange, Mr. Brian McEwen, President and C.O.O. of Buffalo Gold will be appointed to the Board of Directors of Kinbauri.

Value from growth strategies emphasizing careful opportunity assessment

While Buffalo's current exploration programs are focused on Australasia, the company is continuing with a strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. By purchasing a major stake in Kinbauri, Buffalo's management is confident that it is making an investment with excellent upside potential. With a current market cap of less than CAD$9,000,000 (pre-financing) Kinbauri has positioned itself as a potential near-term gold mining company by completing the purchase of the El Valle and Carles gold mines and associated facilities and properties from Rio Narcea. An experienced due diligence team from Kinbauri reviewed the projects in detail and confirmed the favourable potential for rejuvenation of gold mining operations. In addition, they put together a plan to re-start operations through selectively expanding resources and establishing reserves.

"*I agree with the evaluation by Kinbauri's due diligence team*," commented Buffalo's President and C.O.O., Brian McEwen, after visiting the El Valle site in March 2007. "*With proper mine development and exploration drilling prior to start-up, I expect both the El Valle and Carles mines to be profitable. With the permits and infrastructure in place we could be in production within 18 months.*"

As reported by Kinbauri in a January 16th 2007 news release, Rio Narcea reported the following resources for the El Valle and Carles mines as of December 31st, 2005:

Table 1. Resource Estimates for El Valle and Carles Mines							
Deposit	Category	Au-bearing Tonnes (000s)	Au (g/t)	Cu-bearing Tonnes (000s)	Cu (%)	Contained Metal	
						Au (000 ounces)	Cu (tonnes)
El Valle	Measured	953	5.08	903	1.24	157	11,193
	Indicated	1,025	5.93	904	1.20	195	10,872
	M&I	1,978	5.52	1,808	1.22	351	22,065
	Inferred	2,569	8.74	1,040	0.79	722	8,182
Carles	Measured	240	5.32	195	0.80	41	1,566
	Indicated	619	5.20	618	0.68	103	4,171
	M&I	859	5.23	813	0.71	145	5,737
	Inferred	832	5.05	619	0.58	135	3,608

Rio Narcea stated its mineral resources in accordance with the definitions adopted by CIM on August 20, 2000. They were prepared by or under the direction of Alan C. Noble, Ore Reserves Engineering, Colorado, USA, an independent qualified person as defined by N.I. 43-101. As of January 15th, 2007, the above stated resources need to be reduced by approximately 258,483t as 97,021t grading 3.46g Au/t and 1.03% Cu were mined at El Valle and 161,462t grading 4.67g Au/t and 0.72% Cu at Carles were mined during 2006. It should be noted that Rio Narcea has indicated that the economic viability of the resources as stated in the above table are not demonstrable.

The immediate plan for the El Valle project is to commence exploration drilling both from surface and underground with an objective of delineating a minimum of 1 million ounces gold prior to feasibility.

Kinbauri Portfolio

As well as the mining operations at El Valle and Carles, Kinbauri has options on advanced exploration permits at the Corcoesto project in Spain. Kinbauri can earn up to a 65% interest in the property from Rio Narcea by spending 4 million Euros over the next 5 years. An NI 43-101 Technical Report completed by Alan C. Noble confirmed resource estimates reported by Rio Narcea in 2003 for the Corcoesto deposit. This includes a Measured and Indicated resource of 7.1 million tonnes at 1.43 g/t gold at a 0.65 g/t gold cut-off grade.

In addition to its projects in Spain, Kinbauri also has early stage gold tenements in Nevada, platinum group element and diamond projects in Quebec and a gold project near Kirkland Lake, Ontario.

Damien Reynolds, Chairman and C.E.O. of Buffalo commented, "*This investment by Buffalo is exciting as it takes us one step closer to our corporate strategy of becoming a mid-tier gold producer through mergers, acquisitions and exploration.*"

For additional details on Kinbauri and its portfolio of assets, please refer to the website www.kinbauri-gold.com .

Mr. Brian McEwen, President and C.O.O. for Buffalo Gold, is a qualified person for Buffalo and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"***Damien Reynolds***"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or tollfree 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "INFERRED RESOURCE", THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

STATEMENTS IN THIS NEWS RELEASE REGARDING ANTICIPATED COMMENCEMENT DATES OF MINING OR METAL PRODUCTION OPERATIONS AND OPERATING EFFICIENCIES OR PROFITABILITY ARE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY DEPENDING UPON THE AVAILABILITY OF MATERIALS, EQUIPMENT, REQUIRED PERMITS OR APPROVALS AND FINANCING, THE OCCURRENCE OF UNUSUAL WEATHER OR OPERATING CONDITIONS, THE ACCURACY OF RESERVE ESTIMATES, LOWER THAN EXPECTED ORE GRADES OR THE FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE IN ACCORDANCE WITH SPECIFICATIONS. STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Buffalo Gold Ltd. (”Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2 **Date of Material Change**

March 23, 2007 and April 5, 2007

Item 3 **News Release**

A press release was issued on March 23, 2007 and April 5, 2007, at Vancouver, B.C.

Item 4 **Summary of Material Change**

1. The Labor party in Queensland doing a U-turn on its long-standing ban on new Uranium mines.

2. Buffalo is expanding its gold assets through a strategic CAD$5,500,000 investment in Kinbauri Gold Corp

Item 5 **Full Description of Material Change**

Please see attached Schedule "A" and Schedule "B"

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9 **Date of Report**

April 5, 2007

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____
Damien Reynolds,
Chairman of the Board of Directors

Schedule "A"

BUFFALO GOLD EXCOURAGED BY RECENT POLITICAL DEVELOPMENTS IN QUEENSLAND, AUSTRALIA

Queensland's Premier Beattie Does a U-Turn on Uranium Mining

Vancouver, B.C., March 23rd, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that the Labor party in Queensland appears to be doing a U-turn on its long-standing ban on new Uranium mines. Premier Peter Beattie confirmed the change of heart after a government-commissioned report from the Sustainable Minerals Institute at the University of Queensland showed Uranium mining would not threaten the state's multi-billion dollar coal industry. Queensland is rich in Uranium with an estimated $3.2 billion in deposits.

Management of Buffalo is encouraged by this recent development as two of the four Uranium projects, the North Maureen and the Juntala, are located in known prolific Uranium producing areas of Queensland. The North Maureen Project, which consists of 4,400 square km and 100% Buffalo owned, is adjacent to the Maureen Deposit (6.5 million lbs) and shows very similar magnetics along with an abundant uranium occurrence in outcrop which bode well for discovery under cover. The Juntala Uranium project, south of the Maureen Deposit, consists of 700 square km of high amplitude radiometric anomalies. Targets for both projects are sandstone and large intrusive related deposits over a large area containing radiometric anomalies.

Both properties were vended in 100% by GoldFx in early 2006 with the foresight that the Uranium ban would indeed be lifted as the global demand for energy increased. **Proposed work program or some more info on properties would be helplful….**

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for Buffalo Projects and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"***Damien Reynolds***"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company's Form 20-F Registration Statement, File No. 000- 30150. The Company's filings are available on the SEC's website at http://www.sec.gov/edgar.shtml.

Schedule "B"

BUFFALO GOLD MAKES STRATEGIC INVESTMENT IN UPCOMING GOLD PRODUCER KINBAURI GOLD

Vancouver, B.C., April 5, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that it is expanding its gold assets through a strategic CAD$5,500,000 investment in **Kinbauri Gold Corp. (TSX-V: KNB)**. Kinbauri is using the proceeds of the brokered private placement to complete the purchase of the El Valle and Carles gold mines, the El Valle mill, auxiliary facilities, and two further exploration properties in northern Spain, from Rio Narcea Gold Mines S.L. ("Rio Narcea").

Under the terms of the private placement, Buffalo will acquire 11,000,000 subscription receipts convertible into Units of Kinbauri at a purchase price of CAD$0.50. Each Unit will be comprised of one common share and one-half common share purchase warrant exercisable for eighteen months at a price of CAD$0.70. The total offering by Kinbauri is up to CAD$13,500,000 and if closed in full will result in Buffalo holding approximately 28% of the company. The securities are subject to a four month hold from the closing date of the offering.

Upon approval of the offering from the TSX Venture Exchange, Mr. Brian McEwen, President and C.O.O. of Buffalo Gold will be appointed to the Board of Directors of Kinbauri.

Value from growth strategies emphasizing careful opportunity assessment

While Buffalo's current exploration programs are focused on Australasia, the company is continuing with a strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. By purchasing a major stake in Kinbauri, Buffalo's management is confident that it is making an investment with excellent upside potential. With a current market cap of less than CAD$9,000,000 (pre-financing) Kinbauri has positioned itself as a potential near-term gold mining company by completing the purchase of the El Valle and Carles gold mines and associated facilities and properties from Rio Narcea. An experienced due diligence team from Kinbauri reviewed the projects in detail and confirmed the favourable potential for rejuvenation of gold mining operations. In addition, they put together a plan to re-start operations through selectively expanding resources and establishing reserves.

"*I agree with the evaluation by Kinbauri's due diligence team*," commented Buffalo's President and C.O.O., Brian McEwen, after visiting the El Valle site in March 2007. "*With proper mine development and exploration drilling prior to start-up, I expect both the El Valle and Carles mines to be profitable. With the permits and infrastructure in place we could be in production within 18 months.*"

As reported by Kinbauri in a January 16th 2007 news release, Rio Narcea reported the following resources for the El Valle and Carles mines as of December 31st, 2005:

Table 1. Resource Estimates for El Valle and Carles Mines							
Deposit	Category	Au-bearing Tonnes (000s)	Au (g/t)	Cu-bearing Tonnes (000s)	Cu (%)	Contained Metal	
						Au (000 ounces)	Cu (tonnes)
El Valle	Measured	953	5.08	903	1.24	157	11,193
	Indicated	1,025	5.93	904	1.20	195	10,872
	M&I	1,978	5.52	1,808	1.22	351	22,065
	Inferred	2,569	8.74	1,040	0.79	722	8,182
Carles	Measured	240	5.32	195	0.80	41	1,566
	Indicated	619	5.20	618	0.68	103	4,171
	M&I	859	5.23	813	0.71	145	5,737
	Inferred	832	5.05	619	0.58	135	3,608

Rio Narcea stated its mineral resources in accordance with the definitions adopted by CIM on August 20, 2000. They were prepared by or under the direction of Alan C. Noble, Ore Reserves Engineering, Colorado, USA, an independent qualified person as defined by N.I. 43-101. As of January 15th, 2007, the above stated resources need to be reduced by approximately 258,483t as 97,021t grading 3.46g Au/t and 1.03% Cu were mined at El Valle and 161,462t grading 4.67g Au/t and 0.72% Cu at Carles were mined during 2006. It should be noted that Rio Narcea has indicated that the economic viability of the resources as stated in the above table are not demonstrable.

The immediate plan for the El Valle project is to commence exploration drilling both from surface and underground with an objective of delineating a minimum of 1 million ounces gold prior to feasibility.

Kinbauri Portfolio

As well as the mining operations at El Valle and Carles, Kinbauri has options on advanced exploration permits at the Corcoesto project in Spain. Kinbauri can earn up to a 65% interest in the property from Rio Narcea by spending 4 million Euros over the next 5 years. An NI 43-101 Technical Report completed by Alan C. Noble confirmed resource estimates reported by Rio Narcea in 2003 for the Corcoesto deposit. This includes a Measured and Indicated resource of 7.1 million tonnes at 1.43 g/t gold at a 0.65 g/t gold cut-off grade.

In addition to its projects in Spain, Kinbauri also has early stage gold tenements in Nevada, platinum group element and diamond projects in Quebec and a gold project near Kirkland Lake, Ontario.

Damien Reynolds, Chairman and C.E.O. of Buffalo commented, "*This investment by Buffalo is exciting as it takes us one step closer to our corporate strategy of becoming a mid-tier gold producer through mergers, acquisitions and exploration.*"

For additional details on Kinbauri and its portfolio of assets, please refer to the website www.kinbauri-gold.com .

Mr. Brian McEwen, President and C.O.O. for Buffalo Gold, is a qualified person for Buffalo and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or tollfree 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

 CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "INFERRED RESOURCE", THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

STATEMENTS IN THIS NEWS RELEASE REGARDING ANTICIPATED COMMENCEMENT DATES OF MINING OR METAL PRODUCTION OPERATIONS AND OPERATING EFFICIENCIES OR PROFITABILITY ARE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY DEPENDING UPON THE AVAILABILITY OF MATERIALS, EQUIPMENT, REQUIRED PERMITS OR APPROVALS AND FINANCING, THE OCCURRENCE OF UNUSUAL WEATHER OR OPERATING CONDITIONS, THE ACCURACY OF RESERVE ESTIMATES, LOWER THAN EXPECTED ORE GRADES OR THE FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE IN ACCORDANCE WITH SPECIFICATIONS. STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS.